Exhibit 99.2

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai ByPass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

PART I	(Rs in Crore except as stated)

		Quarter ended						Year ended
S. No.	Particulars	30.06.2013 (Unaudited)		31.03.2013 (Audited) (Refer Note 7)		30.06.2012 (Unaudited)		31.03.2013 (Audited)
1	Income from Operations
	a) Net Sales/Income from Operations (Net of excise duty)	8,189.95		12,609.18		10,591.39		44,921.89
	b) Other Operating Income	59.13		64.58		57.05		240.40

	Total Income from operations (net)	8,249.08		12,673.76		10,648.44		45,162.29

2	Expenses
	a) Cost of materials consumed #	1,872.27		4,598.08		5,165.90		20,748.43
	b) Purchases of stock-in-trade	404.24		52.46		—		56.74
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	92.48		1,121.81		(126.07)		134.99
	d) Employee benefits expense	482.01		503.46		450.41		1,879.94
	e) Depreciation and amortisation expense	525.56		453.36		518.17		2,031.78
	f) Power & Fuel charges	1,221.31		1,081.08		1,115.31		4,419.63
	g) Exchange loss/(gain)	229.70		—		217.36		—
	h) Other expenses	2,004.22		2,010.15		1,734.62		7,453.68

	Total Expenses	6,831.79		9,820.40		9,075.70		36,725.19

3	Profit from Operations before other income, finance costs & Exceptional Items	1,417.29		2,853.36		1,572.74		8,437.10

4	a) Other Income	1,066.21		798.35		948.36		3,453.24

	b) Exchange loss/(gain)	—		(77.88)		—		(16.84)

5	Profit from ordinary activities before finance costs and Exceptional Items	2,483.50		3,729.59		2,521.10		11,907.18

6	Finance costs	361.88		275.77		241.90		922.24

7	Profit from ordinary activities after finance costs but before Exceptional Items	2,121.62		3,453.82		2,279.20		10,984.94

8	Exceptional items	—		117.53		—		117.53

9	Profit from Ordinary Activities before tax	2,121.62		3,336.29		2,279.20		10,867.41

10	Tax expense (including deferred tax and net of MAT credit entitlement)	356.51		418.03		333.94		1,618.39

11	Net Profit from Ordinary activities after Tax	1,765.11		2,918.26		1,945.26		9,249.02

12	Extraordinary Items (net of tax expense)	—		—		—		—

13	Net Profit for the period	1,765.11		2,918.26		1,945.26		9,249.02

14	Share in the loss of Associate	(259.93)		(206.39)		(166.61)		(659.79)

15	Minority Interest	571.12		787.24		577.06		2,528.91

16	Net Profit after taxes, minority interest and consolidated share in loss of associate	934.06		1,924.63		1,201.59		6,060.32

17	Paid-up equity share capital (Face value of Re 1 each)	336.12		336.12		336.12		336.12
18	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year							50,619.05
19	Earnings Per Share (Rs) (Not annualised)*
	-Basic	2.78	*	5.73	*	3.57	*	18.03
	-Diluted	2.78	*	5.73	*	3.57	*	18.03

#	Comprises of exchange loss - Rs 53.16 Crore in Q1 FY 2013-14, Rs 2.16 Crore in Q4 FY 2012-13, Rs 396.73 Crore in Q1 FY 2012-13, Rs 343.45 Crore in FY 2012-13

PART II

		Quarter ended			Year ended
S. No.	Particulars	30.06.2013 (Unaudited)	31.03.2013 (Audited)	30.06.2012 (Unaudited)	31.03.2013 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (excluding shares against which ADRs are issued)
	- Number of Shares	1,110,165,879	1,120,161,691	1,143,523,659	1,120,161,691
	- Percentage of Shareholding	33.03%	33.33%	34.02%	33.33%

2	Promoters & Promoter Group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—
	- Percentage of shares	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	—	—	—	—
	(as a % of the total share capital of the Company)
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,932,643	1,791,932,643
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)

$   The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares as on June 30, 2013.

The balance ADR of 8.74% represented by 29,36,21,160 equity shares are held by CITI Bank as custodian.

	Particulars	Quarter ended 30.06.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	9
	Disposed of during the quarter	9
	Remaining unresolved at the end of the quarter	—

(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2013 (Unaudited)	31.03.2013 (Audited) (Refer Note 7)	30.06.2012 (Unaudited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Copper	2,446.53	5,783.05	5,125.46	21,199.57
b)	Aluminium	745.24	953.85	780.49	3,425.73
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,466.04	3,208.80	2,253.23	10,231.46
	(ii) Silver - India	408.01	611.04	388.20	2,092.66
	(iii) Zinc - International	938.10	1,130.25	1,011.68	4,331.26

	Total	3,812.15	4,950.09	3,653.11	16,655.38
d)	Power	1,201.02	857.95	874.70	3,167.32
e)	Others	46.91	78.18	189.79	604.47

	Total	8,251.85	12,623.12	10,623.55	45,052.47

Less:	Inter Segment Revenues	61.90	13.94	32.16	130.58

	Net Sales/Income from Operations	8,189.95	12,609.18	10,591.39	44,921.89

2	Segment Results
	(Profit before tax & interest)
a)	Copper	(50.93)	334.26	200.63	971.68
b)	Aluminium	(25.72)	29.01	3.70	84.99
c)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,021.29	1,559.16	865.48	4,370.01
	(ii) Silver - India	271.83	454.90	348.23	1,472.58
	(iii) Zinc - International	187.76	291.80	187.83	1,011.13

	Total	1,480.88	2,305.86	1,401.54	6,853.72
d)	Power	257.31	207.68	189.74	621.74
e)	Others	(14.19)	(12.94)	7.92	10.39

	Total	1,647.35	2,863.87	1,803.53	8,542.52

Less:	Finance costs	361.88	275.77	241.90	922.24
Add:	Other unallocable income net off expenses	836.15	865.72	717.57	3,364.66
Less:	Exceptional items	—	117.53	—	117.53

	Profit before tax	2,121.62	3,336.29	2,279.20	10,867.41

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	8,089.83	6,212.67	4,432.49	6,212.67
b)	Aluminium	10,682.97	10,109.61	9,878.16	10,109.61
c)	Zinc, Lead and Silver
	(i) Zinc - India	10,196.23	10,165.62	9,069.74	10,165.62
	(ii) Zinc - International	4,251.08	4,088.90	5,277.84	4,088.90

	Total	14,447.31	14,254.52	14,347.58	14,254.52
d)	Power	14,846.97	14,496.52	13,002.79	14,496.52
e)	Others	771.85	782.99	587.81	782.99
f)	Unallocated	17,810.41	19,382.74	17,746.63	19,382.74

	Total	66,649.34	65,239.05	59,995.46	65,239.05

The main business segments are, (a) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime (b) Aluminium which consist of mining of bauxite and manufacturing of various aluminium products (c) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (d) Power which consists of Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (e) Other business segment comprise of Phosphoric Acid, Paper, Infrastructure etc. The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Notes:-

1	The above results for the quarter ended June 30, 2013 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on July 25, 2013 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.

2	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement effective from accounting year ended March 31, 2008 along with consequential revisions to other Accounting Standards.

3	In an appeal filed by the Company against the closure order of the Tuticorin copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the National Green Tribunal (NGT) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post this interim order, the plant recommenced operations on June 23, 2013 and therefore the plant remained closed for a major duration of the quarter impacting the revenue and profits of the copper segment. Subsequently, on July 15, 2013, the NGT permitted the Company to continue to operate the copper smelter based on the report of the Expert Committee and has reserved its final order. Separately, TNPCB has filed an appeal against the interim order passed by the NGT before the Supreme Court.

4	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors approved the Scheme of Amalgamation of the Company with Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Post approval by the shareholders of the respective companies, petitions were filed in the respective Jurisdictional High Courts. The High Court of Bombay at Goa approved the Amalgamation and Reorganisation Scheme by an order dated April 3, 2013, which has been subsequently appealed by a shareholder. The hearings in the appeal are over and order is awaited. The High Court of Madras has also approved the Scheme of Arrangement (Merger) of the Company with Sesa Goa Limited on July 25, 2013.

5	(a) In respect of the Niyamgiri mining lease of Vedanta Aluminium Limited (“VAL”), the Hon’ble Supreme Court in its order dated April 18, 2013 directed the Government of Orissa to place any unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The Government of Orissa has initiated the process of conducting Gram Sabha in 12 villages, which are scheduled to be completed by the August 19, 2013. On conclusion of the proceedings before the Gram Sabha, the finding of these claims will be communicated to the Ministry of Environment and Forests (“MOEF”) through the Government of Orissa. The MOEF, within two months thereafter, shall take a final decision for grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation (“OMC”).

(b) With regard to the Expansion Project of VAL at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL’s fresh application for environmental clearance is under process. MOEF has sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold.

On July 11, 2013, VAL has started the existing refinery operations, which were temporarily suspended due to paucity of bauxite.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other States to continue its operations and that the above issues will be satisfactorily resolved. The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 17,458 Crore.

(c) The Company has, over a period invested Rs 3,563 Crore in VAL, by way of Equity Shares and Redeemable Cumulative Preference Shares. The Company has accounted for its share of losses of its associate, even though the carrying amount of the equity investment has reduced to Nil. The additional losses (including share of hedging reserves) amounting to Rs 261 Crore for the quarter ended June 30, 2013 has been recognised in the results.

6	The Company has opted to publish only Consolidated Financial results. The standalone results of the Company will be available on Company’s website www.sterlite-industries.com. Additional information on standalone basis are as follows:

(Rs in Crore)

Particulars	Quarter ended 30.06.2013 (Unaudited)	31.03.2013 (Audited) (Refer Note 7)	Quarter ended 30.06.2012 (Unaudited)	Year ended 31.03.2013 (Audited)
Net Sales/Income from Operations	1,182.60	4,956.82	4,558.13	18,910.29
Exchange loss/(gain)	272.54	(14.38)	219.46	136.40
Profit before Tax & exceptional items	248.71	458.02	69.62	2,031.03
Exceptional items	—	100.00	—	100.00
Profit after exceptional items & before Tax	248.71	358.02	69.62	1,931.03
Profit after exceptional items & Tax	223.60	285.32	45.34	1,577.27

7	The figures in respect of the results for preceding quarter ended March 31, 2013 are the balancing figures between audited figures in respect of the full financial year ended March 31, 2013 and published year to date figures up to the third quarter ended December 31, 2012, in the financial year ended March 31, 2013. Previous Period / Year figures have been regrouped / rearranged wherever necessary.

By Order of the Board

Place: Mumbai	Anil Agarwal
Dated : July 25, 2013	Chairman

STERLITE INDUSTRIES (INDIA) LIMITED

Regd. Office: SIPCOT Industrial Complex,

Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamilnadu

PART I	(Rs in Crore except as stated)

STATEMENT OF STANDALONE UNAUDITED RESULTS FOR THE QUARTER ENDED JUNE 30, 2013

		Quarter ended						Year ended
S. No.	Particulars	30.06.2013 (Unaudited)		31.03.2013 (Audited) (Refer Note 6)		30.06.2012 (Unaudited)		31.03.2013 (Audited)
1	Income from Operations
	(a) Net Sales/Income from Operations (Net of excise duty)	1,182.60		4,956.82		4,558.13		18,910.29
	(b) Other Operating Income	3.60		3.12		2.95		10.74

	Total Income from Operations (net)	1,186.20		4,959.94		4,561.08		18,921.03

2	Expenses
	(a) Cost of materials consumed#	354.73		3,608.08		4,145.70		16,582.07
	(b) Purchases of stock-in-trade	404.24		7.44		—		11.72
	(c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	284.30		786.77		22.32		371.12
	(d) Employee benefits expense	27.15		26.67		26.16		110.43
	(e) Depreciation and amortisation expense	44.30		46.50		36.04		162.74
	(f) Exchange loss/(gain)	272.54		(14.38)		219.46		136.40
	(g) Other expenses	140.18		228.83		239.30		993.75

	Total Expenses	1,527.44		4,689.91		4,688.98		18,368.23

3	Profit/(Loss) from operations before other income, finance costs and exceptional items	(341.24)		270.03		(127.90)		552.80

4	Other Income	856.68		392.93		348.12		2,093.62

5	Profit from ordinary activities before finance costs and Exceptional Items	515.44		662.96		220.22		2,646.42

6	Finance costs	266.73		204.94		150.60		615.39

7	Profit from ordinary activities after finance costs but before Exceptional Items	248.71		458.02		69.62		2,031.03

8	Exceptional items	—		100.00		—		100.00

9	Profit from Ordinary Activities before tax	248.71		358.02		69.62		1,931.03

10	Tax expense	25.11		72.70		24.28		353.76

11	Net Profit from Ordinary activities after Tax	223.60		285.32		45.34		1,577.27

12	Extraordinary Items (net of tax expense)	—		—		—		—

13	Net Profit for the period	223.60		285.32		45.34		1,577.27

14	Paid-up equity share capital (Face value of Re. 1 each)	336.12		336.12		336.12		336.12
15	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year							25,227.25
16	Earnings Per Share (Rs.) (Not annualised)*
	-Basic EPS	0.67	*	0.85	*	0.13	*	4.69
	-Diluted EPS	0.67	*	0.85	*	0.13	*	4.69

#	Comprises of exchange loss - Rs 39.81 Crore in Q1 FY 2013-14, Rs 11.28 Crore in Q4 FY 2012-13, Rs 360.48 Crore in Q1 FY 2012-13, Rs 324.96 Crore in FY 2012-13.

PART II

		Quarter ended			Year ended
S. No.	Particulars	30.06.2013 (Unaudited)	31.03.2013 (Audited)	30.06.2012 (Unaudited)	31.03.2013 (Audited)
A	PARTICULARS OF SHAREHOLDING
1	Public Shareholding (Excluding shares against which ADRs are issued)
	- Number of Shares	1,110,165,879	1,120,161,691	1,143,523,659	1,120,161,691
	- Percentage of Shareholding	33.03%	33.33%	34.02%	33.33%

2	Promoters & promoter group Shareholding (Excluding shares against which ADRs are issued) $
(a)	Pledged/Encumbered
	- Number of Shares	—	—	—	—
	- Percentage of shares	—	—	—	—
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares
	(as a % of the total share capital of the Company)	—	—	—	—
(b)	Non-encumbered
	- Number of Shares	1,791,932,643	1,791,932,643	1,791,932,643	1,791,932,643
	- Percentage of shares	100.00%	100.00%	100.00%	100.00%
	(as a % of the total shareholding of promoter and promoter group)
	- Percentage of shares	53.31%	53.31%	53.31%	53.31%
	(as a % of the total share capital of the Company)

$   The Promoter and Promoter group in addition to the equity shareholding also hold 4.92% of the equity capital in the form of ADR represented by 16,54,87,852 equity shares as on June 30, 2013.

The balance ADR of 8.74% represented by 29,36,21,160 equity shares are held by CITI Bank as custodian.

	Particulars	Quarter ended 30.06.2013
B	INVESTOR COMPLAINTS
	Pending at the beginning of the quarter	—
	Received during the quarter	9
	Disposed of during the quarter	9
	Remaining unresolved at the end of the quarter	—

	(Rs in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	30.06.2013 (Unaudited)	31.03.2013 (Audited) (Refer Note 6)	30.06.2012 (Unaudited)	31.03.2013 (Audited)
1	Segment Revenue
a)	Copper	1,163.61	4,879.59	4,382.96	18,367.90
b)	Phosphoric Acid	21.82	77.78	189.78	604.08
c)	Others	0.28	—	—	—

	Total	1,185.71	4,957.37	4,572.74	18,971.98

	Less: Inter Segment Revenues	3.11	0.55	14.61	61.69

	Net Sales/Income from Operations	1,182.60	4,956.82	4,558.13	18,910.29

2	Segment Results
	(Profit before tax & interest)
a)	Copper	(44.99)	265.03	124.42	719.52
b)	Phosphoric Acid	(12.31)	(8.94)	9.18	18.53
c)	Others	(0.09)	(0.04)	(0.07)	(0.30)

	Total	(57.39)	256.05	133.53	737.75

	Less : Finance Costs	266.73	204.94	150.60	615.39
	Add: Other unallocable income net off expenses	572.83	406.91	86.69	1,908.67
	Less: Exceptional Item	—	100.00	—	100.00

	Profit before Tax	248.71	358.02	69.62	1,931.03

3	Capital Employed
	(Segment Assets less Segment Liabilities)
a)	Copper	6,990.53	4,735.28	3,154.76	4,735.28
b)	Phosphoric Acid	216.18	230.88	215.11	230.88
c)	Others	4.99	5.00	5.01	5.00
d)	Unallocated	18,485.88	20,592.21	21,371.03	20,592.21

	Total	25,697.58	25,563.37	24,745.91	25,563.37

Others business segment represents Aluminium Foils division.

Notes:-

1	The above results for the quarter ended June 30, 2013 have been reviewed by Audit Committee at its meeting. The Board of Directors at its meeting held on July 25, 2013 approved the above results and its release. The statutory auditors of the Company have conducted limited review of these results.

2	Arising from the announcement of the Institute of Chartered Accountants of India (ICAI) on March 29, 2008 the Company had adopted Accounting Standard (AS) 30 – Financial Instruments: Recognition and Measurement effective from accounting year ended March 31, 2008 along with consequential revisions to other Accounting Standards.

3	In an appeal filed by the Company against the closure order of the Tuticorin copper smelter by Tamil Nadu Pollution Control Board (“TNPCB”), the National Green Tribunal (NGT) passed an interim order on May 31, 2013 allowing the copper smelter to recommence operations and appointed an Expert Committee to submit a report on the plant operations. Post this interim order, the plant recommenced operations on June 23, 2013 and therefore the plant remained closed for a major duration of the quarter impacting the revenue and profits of the copper segment. Subsequently, on July 15, 2013, the NGT permitted the Company to continue to operate the copper smelter based on the report of the Expert Committee and has reserved its final order. Separately, TNPCB has filed an appeal against the interim order passed by the NGT before the Supreme Court.

4	As a part of the overall Vedanta Group consolidation and simplification exercise, the Board of Directors approved the Scheme of Amalgamation of the Company with Sesa Goa Limited with the Appointed Date as April 1, 2011, subject to requisite approvals from various statutory authorities and the Jurisdictional Hon’ble High Courts. Post approval by the shareholders of the respective companies, petitions were filed in the respective Jurisdictional High Courts. The High Court of Bombay at Goa approved the Amalgamation and Reorganisation Scheme by an order dated April 3, 2013, which has been subsequently appealed by a shareholder. The hearings in the appeal are over and order is awaited. The High Court of Madras has also approved the Scheme of Arrangement (Merger) of the Company with Sesa Goa Limited on July 25, 2013.

5	(a) In respect of the Niyamgiri mining lease of Vedanta Aluminium Limited (“VAL”), the Hon’ble Supreme Court in its order dated April 18, 2013 directed the Government of Orissa to place any unresolved issues and claims of the local communities under the Forest Right Act and rules before the Gram Sabha. The Government of Orissa has initiated the process of conducting Gram Sabha in 12 villages, which are scheduled to be completed by the August 19, 2013. On conclusion of the proceedings before the Gram Sabha, the finding of these claims will be communicated to the Ministry of Environment and Forests (“MOEF”) through the Government of Orissa. The MOEF, within two months thereafter, shall take a final decision for grant of stage II forest clearance for the Niyamgiri mining project of Orissa Mining Corporation (“OMC”).

(b) With regard to the Expansion Project of VAL at Lanjigarh, pursuant to the Hon’ble Orissa High Court’s finding in VAL’s Review Petition that the clarification issued by MOEF on November 16, 2010 with regard to grant of environmental clearance lacked statutory authority, VAL’s fresh application for environmental clearance is under process. MOEF has sought certain clarification from the Govt. of Orissa based on which it will advise on the public hearing for the proposed expansion project. In the meantime, VAL has put the expansion activity on hold.

On July 11, 2013, VAL has started the existing refinery operations, which were temporarily suspended due to paucity of bauxite.

The above matters are critical to the planned operations of VAL. The management expects that with the timely support of relevant authorities adequate quantity of bauxite will be secured from Orissa / other States to continue its operations and that the above issues will be satisfactorily resolved. The management of the Company has evaluated and considered good, its loans granted and investments made in VAL aggregating to Rs 16,624 Crore.

6	The figures in respect of the results for preceding quarter ended March 31, 2013 are the balancing figures between audited figures in respect of the full financial year ended March 31, 2013 and published year to date figures upto the third quarter ended December 31, 2012, in the financial year ended March 31, 2013. Previous Period / Year figures have been regrouped / rearranged wherever necessary.

By order of the Board

Place: Mumbai	Anil Agarwal
Dated : July 25, 2013	Chairman